Exhibit 99.1
March 5, 2007
Dear Stockholder:
RE: 2007 Board of Directors Election
I am pleased to present the official ballot and information needed for your company to cast its votes in the 2007 election of directors for the National Consumer Cooperative Bank. The board of directors has fixed December 31, 2006, as the record date for the determination of stockholders entitled to vote in the 2007 election. The votes allocated to your company are shown on the ballot.
The stockholders will elect four candidates to fill the vacancies in the 12 stockholder-elected directorships. All directors are elected to serve three-year terms.
To be counted, the independent election teller must receive all ballots in the enclosed postage-paid, self-addressed envelope. The ballots must be delivered by regular mail before or on April 20, 2007. Hand-delivered ballots will not be accepted, nor will ballots received after April 20, 2007.
On behalf of the board of directors, I appreciate your participation, and encourage you to cast your ballot.
Very truly yours,
Stephanie McHenry
Chair, NCB Board of Directors

Notice of Annual Meeting of Stockholders to Be Held May 3, 2007
The 2007 annual meeting of the stockholders of National Consumer Cooperative Bank (NCB) will be held on Thursday, May 3, 2007 at 4:00 pm, at the National Museum of Women in the Arts, 1250 New York Avenue, N.W., Washington, D.C.
The board of directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.
Upon request, a copy of NCB’s 2006 Annual Report will be mailed to stockholders under separate cover.
Very truly yours,
Louise M. Grant
Corporate Secretary
National Cooperative Bank

2007 Board of Directors
Official Election Ballot
Place a “X” next to any four (4) candidates of your choice.
Irma Cota *
Low Income
William F. Hampel *
Consumer Services
James D. Megson
Low Income
Gail U. Ment
Other
Stuart M. Saft
Housing
Walden Swanson
Other
* incumbent
Ballot Instructions
•	Members casting their vote by mail must use this original, Official Election Ballot form, no substitutes will be allowed.

•	Votes should be cast by placing a “X” in the box next to the name of each selected candidate. In the event your selection needs to be changed, please cross out the incorrect selection by drawing a line through the candidate’s name.

•	You may vote for four (4) of the six (6) candidates. Ballots indicating more than four (4) selections will not be counted.

•	Ballots must be cast by an official of the cooperative stockholder in order to be counted.

•	If you are casting this paper ballot, in order to be counted, the ballot must be received by the independent teller, Survey & Ballot Systems, P.O. Box 46430, Eden Prairie, MN 55344, no later than April 20, 2007. Please use the self-addressed envelope enclosed with this packet. Hand-delivered ballots will not be counted.
The undersigned officer of the cooperative casting this ballot acknowledges receipt of notification of the National Consumer Cooperative Bank annual meeting and certifies that he/she is authorized to cast ballots on behalf of the cooperative stockholder.

Signature of Authorized Representative	Date

Election of Directors
The stockholders are casting ballots to elect four directors among the six candidates nominated to fill four vacancies on the board of National Cooperative Bank.
Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be conducted in such a manner so as to ensure that each of the five cooperative classes shall be represented by at least one and no more than three directors.
Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.
Stockholder-Elected Directorships

			Incumbent	Available
Class of Cooperative	Minimum	Maximum	Seats 2006	Seats 2006

Consumer Services	1	3	1	2

Low Income	1	3	1	2

Other	1	3	2	1

Housing	1	3	1	2

Consumer Goods	1	3	3	0
Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum and minimum limitations imposed on each class. Stockholders may vote for any four nominees.

Walden Swanson is currently the Chief Executive Officer of Coop Metrics. Mr. Swanson was the CEO of Community Consulting Group Cooperative, Inc. (CCG) as well as manager of Wheatsville Food Co-op in Austin, Texas from 1976-1978. He served on the board of National Cooperative Business Association from 1984 to 1990 and the board of NCB from 2002 to 2005. Mr. Swanson received a bachelor’s in business administration from the University of Texas, Austin.
Other
I am driven by cooperative values and firmly believe that cooperatives can effectively and efficiently deliver both financial and non-financial goals. My business background quietly tempers my unbounded enthusiasm for cooperative economics, but I’ll make no bones about it — I’m interested in cooperatives, and being on the NCB board, because I think cooperatives can help make the world a better place to live. I want “more and more people using more and more services, through more and more cooperatives.”
Additionally, I bring a perspective on issues honed by experience in many cooperative sectors (outlined below) and augmented by cooperative experience at the local, regional, national, and international levels.
Housing: board member, developer, and member
Worker: board chair, board member, manager, developer, member
Low Income: board chair, board member, developer
Wholesale: manager
Retail: board member, manager, developer, member
Manufacturing: manager
Service: board chair, manager, developer, member
Credit: board member, developer, member
Student: board member, member
William F. Hampel is a Senior Vice President for Research and Policy Analysis as well as a Chief Economist at Credit Union National Association, Inc. Mr. Hampel served on the NCB Board from 2004 to 2007 and on the board of directors of CUNA Credit Union from 1991-2004. He also served as the Investment Advisory Committee of U.S. Central Credit Union. Mr. Hampel holds a doctorate in Economics from Iowa State and a bachelor’s in Economics from the University of Dallas.
Incumbent
Consumer Services
I have worked as an economist for the Credit Union National Association for the past 28 years, with rising levels of responsibility. I currently direct the association’s policy analysis function, working closely with the legislative and regulatory advocacy teams. I also served on the board of directors of CUNA Credit Union, a cooperative with 45,000 members, for 12 years. I firmly believe in the value of cooperatives as a crucial component of the U.S. economic system and as a vital choice in the form of business organization.
In addition to my professional experience at CUNA, I also completed a nine-month sabbatical at Navy Federal Credit Union in 1990. While there, I studied the operation and governance of the nation’s largest credit union while performing a number of consulting projects. I served on the Investment Advisory Committee of US Central Credit Union in the 1970s. I have also participated in a number of consulting projects for developing credit union movements in Central and South America.
I was elected to the NCB board of directors in May 2004 and my first term is up in May 2007. As a practicing financial economist and credit union trade association executive for the past 28 years, I have been immersed in the very areas that are the focus of the NCB’s operations: finance and cooperatives. If re-elected, this experience and the knowledge I have gained in the process, would inform the execution of my duties as an NCB board member.

Stuart M. Saft is a partner and Chair of the Real Estate Department at Wolf, Haldenstein, Adler, Freeman, & Herz, LLP , a law firm representing several hundred cooperatives. He has served as a director of NCB from 2002 to 2005 and chair of the NCB board in 2004. He currently serves as chair of the board of the NCB Financial Corporation. He served on the Board of the Park 86 Apartment Corporation for 20 years, 13 of which he served as the President. Mr. Saft also served 17 years as Chairman of the Council of New York Cooperatives and Condominiums. He holds a bachelors degree from Hofstra University, Hempstead, NY and a doctorate from Columbia University School of Law, New York, NY.
Housing
Housing Cooperatives are an important part of the NCB loan portfolio, and NCB has been a strong and consistent source of such loans and financial guidance in good times and in bad, taking on challenging situations and finding ways to provide funds to help buildings overcome difficult situations. I seek a seat on the board of NCB to continue to build this excellent relationship.
Having been involved in cooperative housing in New York for over 30 years, I would bring a broad background of information, ideas and relations to NCB. I am a pragmatic problem solver with extensive expertise in the area of cooperatives and financing. As board chair of the Council of New York Cooperatives, I have dealt with very diverse political, social and physical plant issues faced in housing cooperatives. As a former member of the NCB board, chair of its Audit Committee, vice chair and Chair, I also bring institutional memory which can help in planning for the future.
As someone who has advised many tenant groups in conversions and structured tenant- sponsored conversions, I also bring expertise in the growth areas of low-and moderate-income housing and senior housing, where NCB is already active. Moreover, my experience in working out problem loans could prove particularly helpful to NCB if the real estate market continues to soften or the national economy goes into recession. During the real estate crash in the 1990s, I worked with dozens of financially troubled cooperatives and structured workouts that have enabled them to survive and prosper without having to resort to foreclosure or bankruptcy.
I believe I have the perspective and experience to help steer a sound course if difficult times should arise, and the optimism, creativity and commitment to help make NCB thrive.
Irma Cota is the President and CEO of North County Health Services. She holds a master’s in public health from San Diego State University. She currently serves on both the NCB and NCB Capital Impact boards. She is past president of the California Primary Care Association and past president of the San Diego Council of Community Clinics. Ms. Cota is currently serving on the Alliance Healthcare Foundation Board. Her involvement extends into higher education as the President-Elect to the University Council of California State University at San Marcos.
Incumbent
Low Income
As a teenager, I worked as a farm worker along side my mother and sister to help with the family finances. Through this experience I was exposed to the free clinics that were set up by volunteers to help the farm worker. In 1969, at the age of 16, I began as a volunteer at one of the free clinics. What started as a past time gave me exposure to volunteer doctors, nurses and other public health advocates, resulting in a career path that changed my life. As the experience changed my life, it also helped shape my values and my desire to make a difference in the public health area.
As an administrator of a large health center corporation, I am dedicated to excellence in fiscal oversight, as well as quality of service. Toward this end, I led North County Health Services to achieve JCAHO accreditation. JCAHO accreditation is considered a gold standard in healthcare.

Over the years, I have learned that the national health economy affects healthcare insurance coverage and financial resource availability for healthcare delivery at the local level. Fiscal sustainability is key for the success of a health organization whose mission is to service the uninsured or marginally insured. With a constant growth of the uninsured in this nation, it becomes imperative that we operate in a fiscally sound manner. My work experience has provided an opportunity to develop a capacity to achieve substantial cost savings through innovative problem solving, working with management to improve business efficiencies and cost effectiveness through reengineering service delivery, as well as improvements in the revenue cycle.
My work history has also given me the opportunity to develop contract negotiation skills, as well as preparing for mergers and the purchase of medical group practices.
I am actively involved in developing healthcare policy and introducing legislation to further access to healthcare through my activities with the California Primary Care Association.
I am currently serving on the NCB Capital Impact board. With my personal background and experience in healthcare, policy development and collaborative work with community clinics throughout the state of California, as well as serving on the NCB board, I bring a unique perspective to mission banking.
Gail U. Ment is the President and CEO of Emtec Metal Products.
She has owned it since purchasing it in 1994. In 2000, in conjunction with Ment Brothers Iron Works, she established an employee stock ownership plan in her company. Ms. Ment has also been president and treasurer of the 126 Park Street Condominium Association for the past five years. She holds a bachelor’s in education from the University of Wisconsin, Madison.
Other
I have admired NCB, its mission and its way of conducting business since I first became a client of the bank in 2001. The nature of cooperation means that all parties involved in a common mission undertake their roles to advance everyone’s interests in a mutually beneficial manner.
As a business woman and entrepreneur, I have had to manage business under the normal set of rules and relationships over a span of 18 years. I found the traditional adversarial relationship with my employees draining and unfulfilling. This led me to establish my employee stock ownership plan. The new relationship works in a way that the old rules do not. The interests of all the employees have become aligned so that we are all working toward the same goal rather than narrow self interest.
The major investment banks care about their clients only to the extent that they fit with the bank’s strategy and contribute to the bank’s bottom line. When their strategy changes, you can be shown the door. The NCB business model means something much deeper and better for their client. Cooperative lending supports the heath and development of client organizations.
I know first hand the benefits of employee stock and I know first hand why NCB is the best bank for companies that are instituting employee stock ownership plans. As a board member, I hope to bring this way of doing business to more businesses and hence expand our family of cooperative members.
James D. Megson is the Executive Director of the Local Enterprise Assistance Fund (LEAF), a non-profit community development financial institution that provides debt and equity financing for worker-cooperatives and consumer cooperatives. Prior to that, he served as executive director of the ICA Group, a non-profit cooperative economic development organization that helps create worker cooperatives and worker-owned businesses. Mr. Megson, formerly the treasurer of the Cooperative Development Foundation, continues to serve on it’s board as well as two other not-for-profit cooperative development organizations. In addition, he has held directorships in a number of companies and currently serves on the boards of three employee-owned firms. He holds a master’s degree from Cornell University.
Low Income
My introduction to cooperatives came upon leaving college when I had the good fortune to work with an excellent cooperative developer in northern Cameroon where I helped create two credit unions and a consumer cooperative. I witnessed first-hand the positive impact cooperatives can have on the lives of people living at the very margins of society and became hooked on the cooperative model. Ever since, I have been a committed believer in the ability of cooperatives to improve the lives of low-income people.
In 1987, I became executive director of the ICA Group. Over the next 17 years, through the creation of cooperatives in inner-city and rural areas, cooperative buyouts of companies that were in danger of closing and the conversion of strong companies to worker-cooperatives, ICA developed more than 50 worker-cooperatives and employee-owned businesses that have saved and created more than 7,000 jobs. In creating these companies we worked with banks, community development financial institutions, NCB Capital Impact and foundations to find creative ways to capitalize cooperatives when members often did not have access to sufficient equity capital. For the last three years as the executive director of LEAF, a community development financial institution, I have been involved in solving these same financing challenges “from the other side of the table.” At LEAF and ICA I have been fortunate to work with a wonderful spectrum of cooperatives ranging from startup companies capitalized at a few hundred thousand dollars to conversions involving many millions of dollars.
I believe that my experience in developing and financing cooperatives will enable me to make a valuable contribution to the NCB board of directors. I have spent the majority of my working life trying to bring the benefits of cooperatives to a wider, more diverse, population. As a board member, I will work with the board and staff to continue to develop innovative financial products and services to increase the depth and breadth of NCB’s impact, particularly among residents of low-income communities.